Exhibit 99.1

December 28, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letters dated December 16, 2020 and January 25, 2022, informing that Wipro Limited (“Company”) has acquired 96.7% equity stake in Encore Theme Technologies Private Limited (“Encore Theme”).

In continuation to the aforesaid letters, the Company has completed the acquisition of the remaining 3.3% equity stake in Encore Theme yesterday (December 27, 2022). With the completion of the acquisition of aforesaid equity stake, Encore Theme has become a wholly owned subsidiary of the Company w.e.f. December 27, 2022.

This is for your information and records.

Thanking You,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary